SIDERURGICA VENEZOLANA "SIVENSA", S.A.

Caracas, February 25, 2009

COMMISION FILE
No. 82-3080

Securities and Exchange Commission
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

09045482

Ref. Siderúrgica Venezolana SIVENSA S.A.
Information Furnished Pursuant to Rule 12g3-2 (b)
Commission File No. 82-3080

SUPPL

The enclosed document is being furnished by Sivensa pursuant to its exemption from Section 12 (g) of the Securities Act of 1934 provided by rule 12g3-2 (b) thereunder.

Sivensa's file number is referenced above and has been placed on the upper right hand corner of the sole page of document enclosed herewith.

Very Truly Yours,

Victor R. Vera Romero
Alternate Judicial Representative

PROCESSED
MAR 0 9 2009
THOMSON REUTERS

Av. Venezuela, Torre América, piso 11, Bello Monte, Cod. Postal 1050, Apartado 4693,
Tlf: (0212) 707.62.00 (Master), Fax: (0212) 707.63.52
Caracas – Venezuela

Siderúrgica Venezolana "SIVENSA" S.A.
Contact: Antonio Osorio
Investor Relations
Telephone: 58-212-707.62.80
Fax: 58-212-707.63.52
E-mail: antonio.osorio@sivensa.com

FOR IMMEDIATE DISTRIBUTION:

COMMISION FILE
No. 82-3080

SIVENSA REPORTS RESULTS FOR THE FIRST QUARTER OF THE FISCAL YEAR

CARACAS, JANUARY 30, 2009. Siderúrgica Venezolana "SIVENSA" S.A. reported consolidated sales of US$ 235 million during the first quarter of the 2009 fiscal year, which ended on December 31, 2008. This figure is 21% higher than the sales reported for the same quarter of the preceding fiscal year. The operating profit was US$ 44 million, compared to US$ 39 million for the October-December 2007 period. The net profit attributable to Sivensa shareholders was US$ 37 million, compared to a net profit of US$ 17 million reported for the same period of the preceding fiscal year.

Even though activity in the global steel industry has significantly declined, results for this quarter were favorably impacted because the prices of IBH sales were negotiated prior to the deceleration of the international economy. This allowed the company to offset the impact of the drop in the volume of tons that were sold. Market conditions allowed Sidetur to increase its sales as compared to the same quarter of the preceding year.

ANALYSIS OF RESULTS FOR THIS QUARTER

The most significant aspects of the results are described below:

Sales: The 21% increase in Sivensa sales is primarily explained by the increase in Sidetur's sales, since IBH sales remained stable.

Operating Profits: Operating profits increased by 13%, compared to the October-December 2007 period, due to higher briquette prices and income from Treasury transactions.

Total Financing Cost: The total financing cost decreased as compared to the same period of the prior year due to the reduction of IBH's debt, as reported in July 2008.

Net Profit: As a result of the above mentioned factors, the net profit attributable to Sivensa shareholders was US$ 37 million.

PERFORMANCE BY BUSINESS SECTOR

Steel

Sidetur's sales for the October-December 2008 term were US$ 142 million, 22% higher than the sales for the same period of the preceding fiscal year. Even though the sales volume was slightly lower than the sales volume reported for the same quarter of the prior year, primarily as a result of a long period of downtime for maintenance work required in one of the rolling mills, sales rose due to higher prices of some products in response to the cost increase of raw materials such as briquettes, ferroalloys and electrodes.

Pre-reduced Iron

IBH recorded sales of US$ 135 million during the October-December 2008 term, a figure that is similar to the sales of US $134 million reported for the same quarter of the prior year. Due to a decline in demand, sales of briquettes decreased 51% in terms of metric tons as compared to the same period of the preceding year, a factor that was offset by higher sale prices during the period. The Orinoco Iron and Venprecar plants joint production was 195,594 MT during the quarter, a figure reflecting 44% drop as compared to the same quarter of the preceding fiscal year. This decrease was mainly due to demand conditions in the international market.

DIVIDEND

As approved by the Shareholders at their Regular Meeting held on December 5, 2008, as of December 19th Sivensa paid shareholders a cash dividend of Bs. 3.85 per share.

LOAN GRANTED TO A SUBSIDIARY

During the quarter, due to conditions in the international market, IBH did not make the payments that were scheduled pursuant to the financing agreement with a Sivensa subsidiary. The companies agreed on a waiver regarding this situation.

SOCIAL RESPONSIBILITY

During the quarter, Sidetur and IBH continued to advance their programs aimed at promoting the wellbeing of workers, their families, and the community at large. Similarly, the Fundametal Center for Applied Knowledge continued to expand its role to train Venezuelan professionals from the vocational level to college level. Activities undertaken during the quarter include the following:

- Within the framework of the "Steel with Added Value" Program, Sidetur supplied construction materials to build a levee in La Acequia, an area in Carapita, benefiting 10 families in this development, as well as for a Metropolitan Police module at Cota 905 in the municipality of Libertador, and for the Fe y Alegria "Monseñor Romero" Workers Training Center at El Trompillo development in Barquisimeto. The companies also continued their sponsorship of the Siduritos de Valencia small league baseball team, which has been in place for over 22 years. This program has helped develop regional talents like Eduardo López, who started out with the Siduritos and has recently signed a contract with the San Francisco Giants.

- In the community of Urimán, in Gran Sabana, the construction of residential quarters for the students of Escuela Granja, where 260 children are studying under the direction of the sisters of the Divino Maestro congregation, was completed. Additionally, the Agricultural Program kicked off at the Urimán community in order to train approximately 200 youths of the Pemón ethnic group on crop growing, irrigation and worm cultivation techniques. Similarly, first steps were taken toward the implementation of a Feeding Program that will build the infrastructure required to raise hogs and chickens in the future. Orinoco Iron and Venprecar also provided medical and computer equipment for ambulatory clinics. Together with the population of La Esperanza (Sifontes municipality) and Kamarata, the population of Urimán is benefiting from the healthcare, education and development programs IBH has been spearheading since 2006 in indigenous communities located in remote and hard to reach areas of Bolivar state.
- In order to address the social priority of training youths to join the work force, the Fundamental Center for Applied Knowledge developed the Accelerated Training Program for 19 welders as part of an alliance with Cámara de Pequeños y Medianos Industriales y Artesanos de Carabobo (CAPEMIAC) the Chamber of Small and Medium Industrial Enterprises and Craftsmen of Carabobo. Additionally, through an agreement subscribed with EPA, and with the cooperation of Biticino, Fundametal trained 20 electricians under the Accelerated Training program.

Siderúrgica Venezolana SIVENSA S.A. is a Venezuelan corporation comprising two business units: Sidetur, engaged mainly in the manufacture of steel products for the construction, manufacturing and infrastructure industries, and International Briquettes Holding, IBH, whose Venprecar and Orinoco Iron plants produce reduced iron briquettes to be used as a high-quality raw material in the steel industry. At December 31, 2008, Sivensa employed 2,836 workers.

SIDERÚRGICA VENEZOLANA "SIVENSA", S.A AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2008 AND 2007

(Thousands of US dollars)

	2008	2007
Assets		
Current assets		
Cash and cash equivalents	152,336	91,392
Restricted funds in trust	-	64,728
Accounts receivable		
Commercial and other	114,951	178,374
Related companies	219	48
Advances to suppliers	32,398	17,769
Inventory	143,474	114,852
Pre-paid expenses and other current assets	7,904	12,034
Total current assets	451,282	479,197
Revalued property, plant and equipment, net	1,418,166	1,445,228
Investment available for sale	22,024	11,907
Related companies	161	161
Deferred taxes	16,560	16,776
Deferred charges and other assets	13,194	7,012
Total Assets	1,921,387	1,960,281
Liabilities and Shareholders' equity		
Current Liabilities		
Short term loans	96,201	25,702
Short-term portion of long-term loans	5,000	3,750
Accounts payable		
Suppliers	125,184	78,273
Related Companies	25,041	33,450
Advances from suppliers	6,674	2,052
Profit sharing, vacations and other personnel accruals	17,197	13,074
Taxes	6,941	5,938
Dividend payable	1,412	65,885
Other current liabilities	60,809	15,263
Total current liabilities	344,459	243,387
Long-term loans	-	370,932
Bonds payable	87,857	93,815
Accrual for termination benefits, net of advances	19,796	16,826
Other liabilities and long-term accruals	29,896	67,222
Deferred taxes	85,044	223,544
Total Liabilities	567,052	1,015,726
Capital stock	314,948	312,050
Treasury Stock	(4,510)	-
Share premium	8,222	8,222
Net effect of combination (merger) of subsidiaries	119,450	119,483
Revaluation of fixed assets	245,968	232,025
Difference between fair value and cost of shares of subsidiaries	336,580	130,029
Retained earnings		
Legal Reserve	31,495	31,112
Deficit	(57,639)	(125,365)
Total shareholders' equity	994,513	707,556
Minority interests	359,822	236,999
Total shareholders' equity	1,354,335	944,555
Total Liabilities and shareholders' equity	1,921,387	1,960,281

SIDERÚRGICA VENEZOLANA "SIVENSA", S.A AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF RESULTS
QUARTER ENDED DECEMBER 31

(Thousands of US dollars)

	2008	2007
Net sales		
Exports	92,597	74,899
Domestic	142,307	120,020
	234,904	194,919
Cost of sales	(193,889)	(164,635)
Gross Profit	41,015	30,284
General, administrative expenses	(24,223)	(21,330)
Other operating income, net	27,509	30,359
Operating profit	44,301	39,313
Interests and other financing costs	(8,295)	(14,753)
Adjustment for translation	(83)	729
	(8,378)	(14,024)
Profit before taxes	35,923	25,289
Taxes	(5,441)	(6,824)
Net profit	30,482	18,465
Net profit attributable to:		
Sivensa shareholders	37,496	16,516
Minority interests in subsidiaries	(7,014)	1,949
	30,482	18,465

END